UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           Cathay Merchant Group, Inc.
                         (formerly Equidyne Corporation)
                                (Name of Issuer)

                     Common Stock, $.10 par value per share
                         (Title of Class of Securities)

                                    29442R105
                                 (CUSIP Number)

                                Michael J. Smith
                                MFC Bankcorp Ltd.
                                    8th Floor
                          Dina House, Ruttonjee Centre
                                11 Duddell Street
                             Central, Hong Kong SAR
                                      China
                                 (852) 2537-3613
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 18, 2004
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

                                       [ ]

       Check the following box if a fee is being paid with this statement:

                                       [ ]

----------------------
CUSIP NO. 29442R105
----------------------

(1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person

Marcus R. Rowan

________________________________________________________________________________
(2)    Check the Appropriate Box if a Member of a Group

                                     (a) [ ]

                                     (b) [ ]
________________________________________________________________________________
(3)    SEC Use Only
________________________________________________________________________________
(4)    Source of Funds
       OO
________________________________________________________________________________
(5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
       Item 2(e) or 2(f)
                                         [ ]
________________________________________________________________________________
(6)    Citizenship or Place of Organization
       U.S.A.
________________________________________________________________________________
                                                  (7)  Sole Voting Power
                                                       756,250

                                                  (8)  Shared Voting Power
Number of Shares Beneficially Owned By                 0
Each Reporting Person With                        (9)  Sole Dispositive Power
                                                       756,250
                                                  (10) Shared Dispositive Power
                                                       0
--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                                     756,250
________________________________________________________________________________
(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                       [ ]
________________________________________________________________________________
(13)    Percent of Class Represented by Amount in Row (11)
        3.9%
________________________________________________________________________________
(14)    Type of Reporting Person

        IN


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

     This Amendment No. 1 (this "Amendment") to the Statement on Schedule 13D filed by Marcus R. Rowan on January 31, 2003 (the "Statement") amends and supplements the Statement as described below. All capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Statement.

     Item 1. Security and Issuer.

     Item 1 of the Statement is hereby amended and restated in its entirety as follows:

     This Amendment relates to common stock, par value $.10 per share ("Common Stock"), of CATHAY MERCHANT GROUP, INC. (formerly Equidyne Corporation) (the "Company"). The principal executive offices of the Company are located at 3604 Tower 1, Kerry Everbright City, 218 Tian Mu Road West, Shanghai, China.

     Item 2. Identity and Background.

     Item 2 of the Statement is hereby amended and restated in its entirety as follows:

     (a)-(c) Mr. Rowan has a principal place of business and principal office at c/o BERKSHIRE INTERESTS, INC., 4514 Travis Street, Suite 328, Dallas, Texas 75205. Mr. Rowan is a private investor.

     (d)-(e) Mr. Rowan has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction (except for matters that were dismissed without sanction or settlement) that resutled in a judgment, decree or final order enjoining him from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

     Item 4. Purpose of Transaction.

     Item 4 of the Statement is hereby amended and restated in its entirety as follows:

     Mr. Rowan, who previously served as a Director and Chief Executive Officer of the Company, acquired certain shares of Common Stock over time as an investment and other shares of Common Stock as incentive compensation. Mr. Rowan has no plans which relate to or which would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the Board of Directors of the Company or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that might impede the ac-


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

quisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

     Item 5. Interest in Securities of Issuer.

     (a) Mr. Rowan beneficially owns (as defined in Rule 13d-3 under the Act) 756,250 shares of Common Stock, representing 3.9% of the shares of Common Stock outstanding on October 6, 2004. 506,250 of such shares of Common Stock are issuable pursuant to presently exercisable options under the Company's stock option plans. 250,000 of such shares of Common Stock are owned and held by Mr. Rowan as a personal investment.

     (b) Mr. Rowan has sole voting and dispositive power over 756,250 shares of Common Stock.

     (c) Except as set forth below, Mr. Rowan has not engaged in any transactions in the Common Stock within the past 60 days.

     On October 4, 2004, Mr. Rowan disposed of 10,000 shares of Common Stock in an open market sale for gross proceeds of $4,394.89.

     On November 17, 2004, Mr. Rowan disposed of 1,800 shares of Common Stock in an open market sale for gross proceeds of $1,236.97.

     On November 17, 2004, Mr. Rowan disposed of 9,800 shares of Common Stock in an open market sale for gross proceeds of $6,626.50.

     (d) Not applicable.

     (e) As of June 8, 2004, Mr. Rowan ceased to be the beneficial owner (as defined in Rule 13d-3 under the Act) of more than five percent of the Common Stock.


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



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated:  November 30, 2004                   By: /s/ Marcus R. Rowan
                                                --------------------------
                                                Marcus R. Rowan









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